NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

February 5, 2008

VIA EDGAR

Mr. H. Christopher Owings and Ms. Blair Petrillo
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed January 14, 2008
File No. 333-145613

Mr. Owings and Ms. Petrillo:

     Nitches, Inc. ("we," "our," "us" or the "Company"), has filed through EDGAR, Pre-Effective Amendment No. 3 ("Amendment No. 3") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated January 29, 2008 (the "Comment Letter") with respect to the Registration Statement.

     We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is the Company's response in regular font. The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter. The Company's responses indicate whether Amendment No. 3 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate. Page numbers set forth in the Company's responses refer to page numbers of Amendment No. 3.

Amendment No. 1 to Registration Statement on Form S-3 (333-145613)
Selling Stockholders, page 8

COMMENT 1. We note the disclosure in the second paragraph on page eight regarding the adjustment of the conversion price of the debentures and the exercise price of the warrants in the event the company issues securities with a purchase price, conversion price or exercise price less than the current conversion price of the debentures or exercise price of the warrants. Please also include in this discussion the adjustment of the conversion price of the debentures if the conversion is at the election of the company as disclosed on page 10 of the prospectus so that investors have a clear understanding of all of the circumstances under which the conversion price of the debentures and the exercise price of the warrants may be adjusted.

     RESPONSE: The requested revision has been made. Please see the second paragraph on page 8.

COMMENT 2. In the discussion in the last paragraph on page 10 regarding the company's ability to elect to convert the debentures, please provide a discussion of the factors or parameters that the company will use to determine whether to elect to convert the debentures.

RESPONSE: We have added the following discussion on page 10:

At this time, there are two scenarios where we believe that we would request that the holders convert the debentures into shares of our common stock.

The first scenario is if we believed that a 15% discount to the VWAP for the relevant 10 trading day period would be higher than the then current conversion price (currently $4.12). In that instance, conversion would occur at then current conversion price (currently $4.12), but we would be converting the debentures at the highest conversion price possible and therefore issuing the least number of shares upon conversion while retaining cash for other purposes.

The second scenario where we may request that the holders convert the debentures is if we determine that (i) it is in our best interests to retain cash for other purposes, and (ii) the effective conversion price at the relevant time represents fair value for the shares that would be issued.

In either case, under the terms of the debentures our common stock price must exceed $2.00 per share on the date we give the holders notice of our election to convert the debenture. Further, there is a maximum principal amount of the debentures that we may convert within any 10-day period. The table below sets forth this information:

Maximum Amount of
Stock Price Per Share on Notice Date	Debenture that Can be Converted
Above $9	$1,500,000
$8.00 - $8.99	$1,150,000
$7.00 - $7.99	$1,000,000
$6.00 - $6.99	$850,000
$5.00 - $5.99	$700,000
$4.00 - $4.99	$550,000
$3.00 - $3.99	$400,000
$2.00 - $2.99	$250,000

Incorporation by Reference, page 15

COMMENT 3. Please update the Incorporation by Reference section on page 15 of the registration statement to include the recently filed Form 10-Q for the quarter ended November 30, 2007.

     RESPONSE: The "Incorporation by Reference" section was updated to include the recently filed Form 10-Q for the quarter ended November 30, 2007. In addition, we included other Form 8-Ks that have since been filed.

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     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James A. Mercer III of Duane Morris LLP, our outside legal counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer